Exhibit T3A-4

Registration No. 37087

BERMUDA

CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of the Companies Act 1981 Pine Holdings Limited by resolution and with the approval of the Registrar of Companies has changed its name and was registered as Digicel Pacific Limited on the 31st day of May, 2006.

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this 13th day of June, 2006 /s/ Illegible for Registrar of Companies